SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET	FIRM/AFFILIATE
BOSTON, MASSACHUSETTS 02116	OFFICES
—	-------------
CHICAGO
TEL: (617) 573-4800	HOUSTON
FAX: (617) 573-4822	LOS ANGELES
www.skadden.com	NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-------------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
February 6, 2017	PARIS
SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4645

RE:	Merrimack Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
filed January 24, 2017
SEC File No. 001-35409

Dear Ms. Hayes:

This letter is being furnished on behalf of our client, Merrimack Pharmaceuticals, Inc. (“Merrimack” or the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter dated February 3, 2017 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on January 24, 2017 (the “Preliminary Proxy Statement”).

This letter and the Company’s Amendment No. 1 to the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) are being filed with the Commission electronically via the EDGAR system today. In addition to making the EDGAR filings, we are delivering a hard copy of this letter along with a courtesy copy of the Preliminary Proxy Statement Amendment.

Suzanne Hayes

February 6, 2017

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter.

General

1.	We note that your proxy statement does not include financial statements. The transaction appears to involve the sale of a substantial part of the Company’s assets. Please tell us why you did not provide financial statements consistent with Item 14(a)(4) of Schedule 14A. For additional guidance, please refer to the Division of Corporation Finance Reporting Manual, section 2120.2.

Response:

We acknowledge the Staff’s comment, but believe that our facts and circumstances are such that financial statements are not required to be included under the rules or guidance of the Commission, as explained in more detail below.

Item 14(a)(4) of Schedule 14A provides that if action is to be taken with respect to the sale or other transfer of “all or any substantial part of assets” of the issuer, the information required by Item 14 is required. Paragraphs (b)(8) through (11) of Item 14 of Schedule 14A require certain selected financial data, pro forma financial information and other financial information. However, Instruction 2(b) of Item 14 indicates that in transactions in which only the security holders of the target company are voting, the financial information otherwise required in paragraphs (b)(8) through (11) of Item 14 for the acquiring company and the target need not be provided. Accordingly, we believe that no financial statements are required under the terms of Item 14 of Schedule 14A for the transaction that is the subject of the Preliminary Proxy Statement because only the security holders of the target company (i.e. Merrimack) are voting.

We note the Staff’s reference to Section 2120.2 of the Division of Corporation Finance Reporting Manual (the “FRM”), which provides as follows:

If authorization is sought from shareholders for disposition of a significant business (including spin-offs), unaudited financial statements of that business should be provided in the proxy statements for the same periods as are required for the registrant (along with pro forma information); however, audited financial statements for each of the 2 most recent fiscal years of that business should be provided if they are available.

Suzanne Hayes

February 6, 2017

As we indicated in the Preliminary Proxy Statement, this transaction is not a sale of “all or substantially all” of Merrimack’s assets, and therefore a stockholder vote is not required in order to authorize the transaction under Delaware law. However, we are seeking the approval of Merrimack stockholders because Merrimack’s board of directors wants to ensure that the stockholders support this transaction. In that respect, we believe that Section 2120.2 of the FRM is not applicable because this is not a transaction that requires stockholder authorization. In addition, the FRM is, by its terms, “non-authoritative” and “[i]f it conflicts with authoritative or source material, the authoritative or source material governs” (see the cover page of the FRM). As described above, we do not believe that the source material, Item 14 of Schedule 14A, requires any financial statements or pro forma financial statements because only the stockholders of the target, Merrimack, are voting on the transaction.

We acknowledge that Section 2120.2 of the FRM suggests that, notwithstanding the specific terms of Item 14, there are circumstances in which financial statements are expected to be included in a proxy statement seeking authorization of the disposition of a significant business. We believe the intent of Section 2120.2 is to summarize the views of the Staff with respect to what would, generally speaking, be expected to be “material” to stockholders in a transaction involving the disposition of a significant business and therefore require disclosure notwithstanding the specific exceptions set forth in Item 14 of Schedule 14A. Even if the Staff views the FRM as applicable to our transaction despite the voluntary nature of the vote, we believe this transaction is an exception to the assumption and a circumstance in which the provision of historical and pro forma financial data is not material to stockholders and would, in fact, create confusion for stockholders.

The transaction that is the subject of the Preliminary Proxy Statement contemplates the sale of all of Merrimack’s rights and interests in its ONIVYDE and MM-436 drugs. Merrimack will retain all rights to continue to develop and potentially commercialize its other drugs currently under development, including two drugs in Phase 2 trials, one in advanced preclinical development and several others in various stages of preclinical development. To date, the only product revenue that Merrimack has generated has been through the sale of ONIVYDE. The remaining drugs in development that Merrimack will retain are not revenue generating at this point, and will not be revenue generating until they receive marketing approval following positive results from future clinical trials. Merrimack incurred significant losses over the course of multiple years while it developed ONIVYDE. Merrimack has only recently begun to earn revenue from the sale of ONIVYDE, but, as described in the section of the Preliminary Proxy Statement entitled “The Asset Sale—Certain Financial Projections,” Merrimack has projected significantly increased revenue for ONIVYDE under the ownership of a well-capitalized buyer as opposed to Merrimack’s continued ownership and commercialization. In this circumstance,

Suzanne Hayes

February 6, 2017

the board of directors of Merrimack does not believe that either higher or lower historical sales would have had any effect on the value of ONIVYDE and MM-436 in the hands of a buyer. Accordingly, Merrimack’s historical financial performance is not the appropriate reference point for stockholders who may be seeking to evaluate the value of the business being sold or, for that matter, the value of the business being retained. Rather, it is the projections and financial analysis with respect to sales of ONIVYDE in the future that drive its valuation, not any historical financial results. In fact, if the Preliminary Proxy Statement had included historical financial information for the business being disposed of, we believe it would have been necessary to include disclosure advising stockholders why the historical and pro forma financial information with respect to the business being disposed of is not indicative of the future value of the business.

For purposes of this particular transaction, Merrimack believes the following information is what is material to stockholders: (1) the projections for ONIVYDE sales in the future; (2) the valuation of ONIVYDE and the financial analysis that the Board considered in approving the transaction and recommending that stockholders vote in favor of it; (3) the process that Merrimack went through to identify potential acquirers and negotiate the terms of the transaction; and (4) the anticipated use of proceeds of the proposed transaction, including the cost to pay off certain secured debt, the cash proposed to be dividended to stockholders following the closing, and the cash to be retained by Merrimack for the use in ongoing operations after closing (e.g. the development of the pipeline drugs). All of those points are specifically addressed in the Preliminary Proxy Statement. We believe the narrative disclosure that we have included on these points is the information that stockholders need in order to evaluate the transaction.

Letter to Stockholders

2.	We note the bold face statement in the letter to stockholders regarding the potential for up to $5.00 per share in future cash dividend payments. Please tell us your basis for disclosing, and prominently highlighting, an aggregate dividend amount per share given the significant uncertainties surrounding your future capitalization and your commitment to pass-through additional milestone payments. In this regard, please provide us a response that discusses the potential timing for the additional milestone payments and your basis for assuming that the number of common shares outstanding in future periods will not materially increase. Also, please tell us, and also revise the letter and other applicable sections of the proxy statement, to clarify the nature of your commitment to pass through the milestone payments to shareholders and what you mean by “subject to there being adequate surplus at such time.”

Suzanne Hayes

February 6, 2017

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see the first and second page of the letter to stockholders included in the Preliminary Proxy Statement Amendment. On a supplemental basis, we provide the following information:

The Merrimack board determined in its deliberations of the transaction that it would expect to return to stockholders, through a dividend, the after-tax amount of any contingent payments received from Ipsen S.A. under the terms of the Asset Purchase Agreement. However, the board understood that the payment of such contingent consideration may not occur for several years, and any dividend approved by the board in the future would, under the requirements of the Delaware General Corporation Law (the “DGCL”), require that the board determine that Merrimack has adequate “surplus” (as that term is defined by the DGCL) at the time it approves any such dividend. Recognizing that the per-share value of any subsequent dividend of these proceeds will be highly dependent on the number of outstanding shares at such time, we have removed references to the prospective per share amount of the dividend of such payments in the Preliminary Proxy Statement Amendment. In addition, we have revised the description of the commitment to pass through to stockholders the total potential contingent milestone payments, indicating that this is the expectation of our board at this time.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4850 or my partner, Katherine Ashley, at (202) 371-7706.

Sincerely,

/s/ Graham Robinson

Graham Robinson

Partner

cc:	United States Securities and Exchange Commission
Division of Corporation Finance
Joseph McCann
Chris Edwards

Suzanne Hayes

February 6, 2017

Merrimack Pharmaceuticals, Inc.
Jeff Munsie

Skadden, Arps, Slate, Meagher & Flom LLP
Katherine D. Ashley